Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement (Post-Effective Amendment No. 1 on Form S-8 to Form S-4 No. 333-218179) of Becton, Dickinson and Company of our reports dated February 13, 2017, with respect to the consolidated balance sheets of C. R. Bard, Inc. and its subsidiaries (“Bard”) as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, shareholders’ investment, and cash flows for each of the years in the three-year period ended December 31, 2016, and the related consolidated financial statement schedule and the effectiveness of internal control over financial reporting as of December 31, 2016, which report appears in the Form 8-K of Becton, Dickinson and Company dated May 8, 2017.

Our report includes an explanatory paragraph indicating that management excluded from its assessment of the effectiveness of Bard’s internal control over financial reporting as of December 31, 2016, internal control over financial reporting associated with Liberator Medical Holdings, Inc., representing approximately 2.1% of Bard’s consolidated net sales for the year ended December 31, 2016 and assets associated with Liberator Medical Holdings, Inc.’s operations representing 0.4% of Bard’s consolidated total assets as of December 31, 2016. Our audit of internal control over financial reporting also excluded an evaluation of the internal control over financial reporting of Liberator Medical Holdings, Inc.

/s/ KPMG LLP

Short Hills, New Jersey

December 29, 2017